UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The Annual General Meeting of Shareholders (the “General Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), originally scheduled for December 14, 2023, was adjourned to and was held on December 21, 2023. At the General Meeting, the Company’s shareholders voted on the following five proposals and cast their votes as described below. The proposals are described in more detail in the Company’s Notice of Annual General Meeting of Shareholders attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 21, 2023.

Proposal 1: To re-elect Amir Bader as a member of the Company’s board of directors for a three-year term.

For	Against	Abstain
753,638	85,461	1,432

Proposal 2: To re-elect Thomas Hawkins as a member of the Company’s board of directors for a three-year term.

For	Against	Abstain
753,626	85,486	1,419

Proposal 3: To acknowledge the re-appointment of BDO Israel as the Company’s statutory auditor.

For	Against	Abstain
749,973	86,858	3,700

Proposal 4: To authorize the Company’s board of directors to fix the remuneration of the statutory auditor in line with agreed terms of engagement as approved by the audit committee of the board of directors.

For	Against	Abstain
751,101	85,366	4,064

Proposal 5: To amend the Company’s Equity Incentive Plan (the “Plan”) to increase the total number of ordinary shares of US$0.0022 each in the capital of the Company authorized to be issued to the employees (including executive officers), consultants and non-employee directors under the Plan by 1,500,000 ordinary shares to a total of 1,731,019 Ordinary Shares.

For	Against	Abstain
725,388	112,835	2,308

Accordingly, in accordance with Ireland law, Proposals 1, 2, 3, 4 and 5 each passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 21, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer